Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

IN RELATION TO PURCHASE OF AIRCRAFT

The Board hereby announces that on 1 July 2022, the Company entered into the Agreement with Airbus S.A.S to purchase the Airbus Aircraft from Airbus S.A.S.

As the relevant percentage ratio for the Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Purchase will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The EGM will be convened for the purposes of, among other matters, considering and, if thought fit, approving the Agreement and the transactions contemplated thereunder.

A circular containing, amongst other things, (i) further information on the Purchase; (ii) other information as required to be disclosed under the Listing Rules; and (iii) notice to convene the EGM, will be despatched to the Shareholders on or before 25 August 2022 as more time is required to prepare such circular.

On 1 July 2022, the Company entered into the Agreement with Airbus S.A.S to purchase the Airbus Aircraft from Airbus S.A.S.

THE AGREEMENT

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)

The Airbus S.A.S, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S is that of aircraft manufacturing. Airbus S.A.S. is a division of the Airbus SE, which is listed on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be purchased

96 A320NEO family aircraft

Consideration

According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A320NEO family aircraft is priced differently in the range of US$105 million and US$136 million. The catalogue price of the Airbus Aircraft in aggregate is approximately US$12,248 million. Such catalogue price includes price for airframe and engine.

The Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is determined after an arm’s length negotiation between the parties, is lower than the catalogue price as provided by Airbus S.A.S because of the price concessions granted by Airbus S.A.S in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Purchase on the operating costs of the Group.

In respect of the Purchase, the Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Purchase. In addition, consistent with the customary practice of the local aviation industry, the consideration for the purchase of the Airbus Aircraft is not customarily disclosed to the public. Disclosure of the actual consideration will result in the loss of the price concessions and hence a significant negative impact on the Group’s cost for the Purchase and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Group in the Purchase is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Purchase and each of the previous purchase from Airbus S.A.S on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Purchase is payable by cash in United States dollars. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2024 to 2027, of which 30 aircraft will be delivered to the Company in 2024, 40 aircraft will be delivered to the Company in 2025, 19 aircraft will be delivered to the Company in 2026, and 7 aircraft will be delivered to the Company in 2027. The total consideration will be paid to Airbus S.A.S in instalments according to the respective delivery schedule for each of the relevant Airbus Aircraft from 2024 to 2027.

Source of funding

The Purchase will be funded partly by internal resources of the Group and partly through loans or other finance arrangement by banks or other institutions. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these banks for financing the Purchase. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any institutions for financing the Purchase. In addition, if the Company enter into any agreement for financing the Purchase with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The Purchase is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE PURCHASE

The Directors (including the independent non-executive Directors) consider that the Purchase is consistent with the fleet development strategy of the Group under the 14th Five-Year Plan; and the current stage is a favorable time to buy aircraft on better terms. The Airbus Aircraft will increase the ATKs of the Group by 13% approximately, without taking into account the adjustment according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Purchase is in the ordinary and usual course of business of the Group, the terms of the Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As the relevant percentage ratio for the Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Purchase will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Purchase is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The EGM will be convened for the purposes of, among other matters, considering and, if thought fit, approving the Agreement and the transactions contemplated thereunder.

GENERAL

A circular containing, amongst other things, (i) further information on the Purchase; (ii) other information as required to be disclosed under the Listing Rules; and (iii) notice to convene the EGM, will be despatched to the Shareholders on or before 25 August 2022 as more time is required to prepare such circular.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Agreement”	the agreement entered into between Airbus S.A.S and the Company on 1 July 2022, pursuant to which the Company agreed to purchase and Airbus S.A.S agreed to sell the Airbus Aircraft

“Airbus Aircraft”	96 A320NEO family aircraft, the subject matter of the Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“available tonne kilometers” or “ATKs”	the tones of capacity available multiplied by the kilometers flown

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company

“EGM”	the first extraordinary general meeting of 2022 of the Company to be convened and held for the purpose of, among other things, approving the Agreement and the transactions contemplated thereunder

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Purchase”	the purchase of the Airbus Aircraft under the Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

“Shareholder(s) ”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

1 July 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.